SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/8D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Schlotzsky’s, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

806832101

(CUSIP Number)

Joseph G. Beard

3300 Commerce Boulevard East

Dallas, Texas 75226

(214) 515-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). WESTDALE PROPERTIES AMERICA I, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 595,750 8. Shared Voting Power 9. Sole Dispositive Power 595,750 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

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1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). JGB VENTURES I, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 595,750 9. Sole Dispositive Power 10. Shared Dispositive Power 595,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

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1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). JGB HOLDINGS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 595,750 9. Sole Dispositive Power 10. Shared Dispositive Power 595,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) CO

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1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). JOSEPH G. BEARD

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF FOR SHARES LISTED IN ITEMS 7 AND 9 BELOW; N/A FOR SHARES LISTED IN ITEMS 8 AND 10 BELOW.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 417,300 8. Shared Voting Power 595,750 9. Sole Dispositive Power 417,300 10. Shared Dispositive Power 595,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,013,050

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only). RONALD KIMEL, AS SOLE TRUSTEE FOR THE BENEFIT OF THE ISSUE OF MANUEL KIMEL UNDER THE MANUEL KIMEL FAMILY TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization CANADIAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 595,750 9. Sole Dispositive Power 10. Shared Dispositive Power 595,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

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ITEM 1.    SECURITY AND ISSUER.

This statement relates to shares of Common Stock, no par value per share (the “Stock”), of Schlotzsky’s, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 203 Colorado Street, Austin, Texas 78701.

ITEM 2.    IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this amendment to Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”): Westdale Properties America I, Ltd., a Texas limited partnership (“WPA I Ltd.”); JGB Ventures I, Ltd., a Texas limited partnership and the sole general partner of WPA I Ltd. (“JGB I Ltd.”); JGB Holdings, Inc., a Texas corporation and sole general partner of JGB I Ltd. (“JGB Holdings”); Joseph G. Beard, a citizen of the United States and sole shareholder of JGB Holdings (“Beard”); and Ronald Kimel, a Canadian citizen, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust (“Kimel”).

WPA I Ltd. is a Texas limited partnership, the principal business of which is to own, operate, develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of WPA I Ltd., which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

JGB I Ltd. is a Texas limited partnership, the principal business of which is serving as the general partner of WPA I Ltd., which in turn serves as the general partner of Westdale Asset Management, Ltd., a Texas limited partnership, and activities related thereto. The principal business address of JGB I Ltd., which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

JGB Holdings is a Texas corporation, the principal business of which is serving as the general partner of JGB I Ltd. and activities related thereto. The principal business address of JGB Holdings, which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226. Beard is the sole director and President, Vice President and Treasurer of JGB Holdings. It has no other executive officers.

Beard’s principal occupation or employment is serving as the President of JGB Holdings as general partner of JGB I Ltd. The principal business address of Beard, which also serves as his principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

The principal business of Kimel and the Manuel Kimel Family Trust is investment. The principal business address of Kimel and the Manuel Kimel Family Trust, which also serves as their principal office, is 440 Adelaide Street West, Toronto, Ontario M5V 1S7, Canada.

The Reporting Persons have entered into a Group Agreement, dated as of February 26, 2003, attached hereto as Exhibit 1, pursuant to which, subject to the terms thereof, the Reporting Persons

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have agreed to file any statement regarding the Stock required by Regulation 13D-G as a “group” within the meaning of Section 13(d)(3) of the Act.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a series of transactions ending on February 25, 2003, WPA I Ltd. purchased for an aggregate of $2,401,960 in cash an aggregate of 595,750 shares of Stock. Pursuant to a series of transactions ending on February 18, 2003, Beard, individually, purchased for an aggregate of $1,762,697 in cash an aggregate of 417,300 shares of Stock. WPA I Ltd. used “working capital” to purchase its Stock. As used herein, the term “working capital” includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Beard used personal funds and funds borrowed from brokerage fund margin accounts to purchase his shares of Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

Although the Reporting Persons originally purchased shares of Stock for investment, WPA I Ltd. and Beard have decided to encourage the Issuer, directly and through its Board of Directors, to pursue a sale of the Issuer in one or more parts in an open publicly announced fashion with a view to consummating such transactions not later than February 1, 2004. In connection with that decision, the Reporting Persons entered into a Group Agreement, dated as of February 26, 2003, to report their actions with respect to the Issuer as a “group,” as that term is defined in Section 13(d)(3) of the Act. As part of their efforts to encourage a sale of the Issuer, the Reporting Persons have engaged and expect to continue to engage in meetings and discussions, both directly and indirectly, with third parties, including other shareholders of the Issuer, with respect to potential changes in the operations, assets, capital structure, ownership or control of the Issuer. To the extent that they can use their position, including voting power, as shareholders of the Issuer to encourage a sale of the Issuer or other transaction they perceive as beneficial to the shareholders of the Issuer, the Reporting Persons may do so. Among other transactions the Reporting Persons can be expected to consider are the types of transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form. The Reporting Persons can be expected to consider supporting proposals by third parties to engage in such transactions as well, and may propose to engage in such transactions with the Issuer directly or through one or more affiliates.

Consistent with its belief that consideration of a sale of the Issuer is in the best interest of the shareholders of the Issuer, WPA I Ltd., on December 19, 2002, submitted a shareholder proposal to the Issuer for consideration at the Issuer’s 2003 annual meeting of shareholders. WPA I Ltd. requested that this proposal be included in any proxy materials relating to the Issuer’s 2003 annual

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meeting of shareholders. WPA I Ltd.’s shareholder proposal requests that the Issuer’s Board of Directors pursue a sale of the Company in one or more parts in an open, publicly announced fashion with a view to consummating such transactions not later than February 1, 2004. As part of the Reporting Persons’ ongoing evaluation of their investment in the Issuer, representatives of the Reporting Persons may meet with representatives of the Issuer to discuss WPA I Ltd.’s shareholder proposal and the Reporting Persons’ views with respect to the operations, assets, capital structure, ownership or control of the Issuer. At any such meeting, the Reporting Persons may make proposals relating to changes in the operations, assets, capital structure, ownership or control of the Issuer or discuss their views with respect to any proposals of others. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments.

Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on February 26, 2003, each of WPA I Ltd. and Kimel may be deemed to be the beneficial owner of 595,750 shares of the Stock, which constitutes approximately 8.2% of the 7,307,253 shares of the Stock outstanding at September 30, 2002, according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on August 14, 2002 (the “Outstanding Shares”). Each of such persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

Pursuant to Rule 13d-3(a), at the close of business on February 26, 2003, each of JGB I Ltd., as the sole general partner of WPA I Ltd., and JGB Holdings, as the sole general partner of JGB I Ltd., may be deemed to be the beneficial owner of 595,750 shares of the Stock, which constitutes approximately 8.2% of the Outstanding Shares and constitutes all of the shares described in the preceding paragraph. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

Pursuant to Rule 13d-3(a), at the close of business on February 26, 2003, Kimel, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust, may be deemed to be the beneficial owner of 595,750 shares of the Stock, which constitutes approximately 8.2% of the Outstanding Shares and constitutes of all of the shares described in the preceding two paragraphs. Kimel, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

Pursuant to Rule 13d-3(a), at the close of business on December 10, 2002, Beard, individually and as sole shareholder of JGB Holdings, may be deemed to be the beneficial owner of 1,013,050 shares of the Stock, which constitutes approximately 13.9% of the Outstanding Shares and consists of (i) the 595,750 shares described in the preceding three paragraphs and (ii) 417,300 additional shares of Stock beneficially owned by Beard separately. Beard, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

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During the last 60 days, Beard, individually, made open market transactions in the Stock on the Nasdaq National Market as follows:

Date	Transaction	Shares	Price ($)
01/30/03	Purchase	7,000	$2.4900

01/31/03	Purchase	10,000	$2.4400

02/05/03	Purchase	25,000	$2.6000

02/07/03	Purchase	10,000	$2.5000

02/18/03	Purchase	10,000	$2.4800

During the last 60 days, WPA I Ltd. made open market transactions in the Stock on the Nasdaq National Market as follows:

Date	Transaction	Shares	Price ($)
01/16/03	Purchase	25,000	$3.0500

01/17/03	Purchase	560	$2.9500

01/21/03	Purchase	900	$2.9500

01/22/03	Purchase	3,540	$2.9500

01/27/03	Purchase	9,800	$2.9500

01/27/03	Purchase	200	$2.9200

01/28/03	Purchase	23,200	$2.7495

01/29/03	Purchase	30,000	$2.6483

02/05/03	Purchase	25,000	$2.6000

02/07/03	Purchase	40,000	$2.5000

02/10/03	Purchase	1,300	$2.4000

02/18/03	Purchase	14,750	$2.4800

02/25/03	Purchase	100	$2.4800

CUSIP NO. 806832101	13D/8A	Page 12 of 18

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

By virtue of constituent arrangements of the Reporting Persons, other than Beard individually, Beard and Kimel may be deemed to act jointly and thus be deemed to share the power to vote, acquire and dispose of shares of the Stock held by WPA I, Ltd. To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.    Group Agreement dated February 26, 2003 by and among the Reporting Persons.

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SIGNATURES AND POWER OF ATTORNEY

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

Pursuant to the Schedule 13D filed on behalf of each of the Reporting Persons on April 27, 2001, each of the Reporting Persons constituted and appointed Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone), as attorneys and agents of the Reporting Persons, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to the Schedule 13D filed on April 27, 2001, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in their or his sole discretion.

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DATED: February 26, 2003

WESTDALE PROPERTIES AMERICA I, LTD.,

a Texas limited partnership

By: JGB Ventures I, Ltd., a Texas limited partnership

Its: General Partner

By: JGB Holdings, Inc., a Texas corporation

Its: General Partner

By:	/s/ Joseph G. Beard
Its:	President

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DATED: February 26, 2003

JGB Ventures I, Ltd., a Texas limited partnership

By: JGB Holdings, Inc., a Texas corporation

Its: General Partner

By:	/s/ Joseph G. Beard
Its:	President

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DATED: February 26, 2003

JGB Holdings, Inc., a Texas corporation

By:	/s/ Joseph G. Beard
Its:	President

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DATED: February 26, 2003

/s/    Joseph G. Beard

Joseph G. Beard

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DATED: February 26, 2003

/s/ Joseph G. Beard

Joseph G. Beard, as attorney-in-fact for

Ronald Kimel, as sole Trustee for the benefit

of the issue of Manuel Kimel under the

Manuel Kimel Family Trust